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SilverCrest Announces C$75 Million Non-Brokered Private Placement

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - April 13, 2020 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce a non-brokered private placement of 10,000,000 common shares of the Company at a price of C$7.50 per share for gross proceeds of C$75 million (the "Private Placement").  The common shares issued under the Private Placement will be purchased by accredited or institutional investors. SilverCrest will pay a cash finder's fee of 3% on certain placements in connection with subscriptions from certain subscribers introduced by finder's at arm's length to the Company.  The Company is reserving the right to increase the Private Placement to issue a total of up to 13,333,334 common shares at C$7.50 per share to raise a total of up to C$100 million.

The Company intends to use the net proceeds of the Private Placement for the continued exploration and development of the Company's Las Chispas Project and for general working capital and administrative purposes.

The Private Placement is scheduled to close on or about April 17, 2020 and is subject to all necessary regulatory approvals, including the approval of the Toronto Stock Exchange and NYSE American.  Resale of the common shares of the Company distributed under the Private Placement will be restricted, including a hold period in Canada of four months and one day following the closing date of the Private Placement.

Pursuant to an agreement between the Company and SSR Mining Inc. ("SSR Mining") dated November 28, 2018 (see news release dated November 29, 2018), SSR Mining has a right to maintain its pro rata ownership interest of up to 9.9% of the outstanding shares of SilverCrest. SSR Mining must exercise such right within two business days from the date that SilverCrest gives SSR Mining notice of the Offering.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 mineral concessions, of which the Company has 100% ownership and where all the known mineral resources of the Company are located. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the intended use of proceeds. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: conditions in general economic and financial markets; timing and amount of capital expenditures; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward looking statements as a result of the risk factors including: the timing and content of work programs; results of exploration activities of mineral properties; the interpretation of drilling results and other geological data; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Jacy Zerb, Investor Relations Manager

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1